O L S H A N	1325 AVENUE OF THE AMERICAS ● NEW YORK, NEW YORK 10019 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  EGONZALEZ@OLSHANLAW.COM

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March 23, 2022

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

Christina Chalk
Senior Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	GUESS INC PREC14A filed March 16, 2022 Filed by Legion Partners Holdings, LLC et al. SEC File No. 1-11893

Dear Ms. Chalk:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), dated March 22, 2022 (the “Staff Letter”), with regard to the above-referenced Proxy Statement filed by Legion Partners Holdings, LLC and the other participants named therein (collectively, “Legion”). We have reviewed the Staff Letter with Legion and provide the following responses on its behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

PREC14A filed March 16, 2022 by Legion Partners Holdings, LLC et al.

Reasons for the Solicitation, page 8

1.	Revise to fully explain the basis for the assertion: "[I]t appears that following a bike accident in the summer of 2020, Maurice was unable to perform his duties as a director for nearly a year..." For example, if you are alleging that Maurice Marciano did not attend Board meetings, either virtually or in person, for a year, revise to so state. If you allege that he did not attend some Board meetings during that year as a result of his accident, please explain. We note that disclosure on page 11 appears to indicate that Maurice Marciano did attend some Board meetings in 2021.

Legion acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

March 23, 2022

2.	Provide a source for the assertion at the end of the first paragraph on page 9 that 4 additional individuals alleged sexual harassment by Paul Marciano in 2021.

Legion acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.

3.	Explain the basis for your statement on page 11 that "Guess has moved beyond dependence on the Marciano brothers" and that "their continued presence no longer makes sense." Besides having a "strong CEO," detail what functions previously served by the Marciano brothers are now being handled effectively by others (in your view).

Legion acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.

Votes Required for Approval - Election of Directors, page 16

4.	We note the disclosure here about the Company's director resignation policy. Balance that disclosure by noting that since you are not proposing an alternate slate of nominees, a plurality voting standard will apply to the election of directors and the Company's nominees will be elected even if they receive only a single vote. Include the same revised disclosure under "Election of Directors" on page 12.

Legion acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.

Sincerely,

/s/ Elizabeth Gonzalez-Sussman

Elizabeth Gonzalez-Sussman